December 18, 2019

Ramy Farid, Ph.D.
President and Chief Executive Officer
Schr dinger, Inc.
120 West 45th Street, 17th Floor
New York, New York 10036

       Re: Schr dinger, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Filed December 13, 2019
           CIK No. 0001490978

Dear Dr. Farid:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

Prospectus Summary
Our Drug Discovery Business, page 8

1.     We note your response to prior comment number 3 and reissue the comment.
The
       disclosure of a pipeline chart that does not reflect any products for which you are responsible for the development, that are not discussed elsewhere in the prospectus and for which no disclosure regarding ongoing or completed trials is include in the prospectus is not appropriate. Furthermore, you have not designated any proceeds from the offering toward the development of any of these products. Please revise the prospectus to remove the table on pages 9 and 108. You may consider including textual disclosure to describe these collaborations and relationships, but tabular disclosure in this format is not appropriate.
 Ramy Farid, Ph.D.
Schr dinger, Inc.
December 18, 2019
Page 2

       You may contact Tracey McKoy at (202) 551-3772 or Brian Cascio at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameRamy Farid, Ph.D.
                                                          Division of
Corporation Finance
Comapany NameSchr dinger, Inc.
                                                          Office of Life
Sciences
December 18, 2019 Page 2
cc:       Scott Lunin
FirstName LastName